EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Income to Fixed Charges

	Nine Months Ended September 30,
(Dollars in millions)	2003	2002
Income:
Income before provision for income taxes	$66	$46
Fixed charges	332	300
Income before provision for income taxes and fixed charges	$398	$346

Fixed charges:
Interest expense	$332	$297
Preferred stock dividend requirement (1)	—	3
	$332	$300

Ratio of income before provision for income taxes and fixed charges to fixed charges	1.20	1.15

(1)          Reflects a pre-tax basis.